

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 17, 2015

Thomas Friedmann
Dechert LLP
1900 K Street, NW
Washington, DC 20006-1110

Re: Eagle Point Credit Company Inc.
      Registration Statement on Form N-2
      File Numbers: 333-202914; 811-22974

Dear Mr. Friedmann:

Eagle Point Credit Company Inc. (the "Fund") filed a registration statement on March 20, 2015 (the "Registration Statement"). The filing was made for the purpose of registering Series A Term Preferred Stock of the Fund. Based on our review of the Registration Statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its Registration Statement. Please note, however, that the comments we give in one section are applicable to other sections of the Registration Statement that contain similar disclosure, unless otherwise indicated.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. Please advise us if you have submitted any exemptive application(s) or no-action request(s) in connection with your Registration Statement.

3. Please state in your response letter whether FINRA has reviewed or will review the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

4. Please advise the Staff whether the Fund intends to supplement its registration statement pursuant to which its common shares are currently offered, in order to reflect the issuance of preferred stock. We may have additional comments.

Cover Page

1. It is disclosed that the CLOs in which the Fund seeks to invest are collateralized by a diverse portfolio consisting primarily of below investment grade U.S. senior loans. Since the Fund is classified as "non-diversified" as the term is defined in Section 5(b) (2) of the 1940 Act, please use alternative language to avoid confusion. Please make this change throughout the Registration Statement. With respect to references to unrated or below investment grade securities, please define such securities as "junk."

2. It is disclosed that the Fund "may" also invest in other securities and instruments, to the extent such investments are consistent with the Fund's objectives, including senior debt tranches of CLOs and loan accumulation facilities. To what extent does the Adviser expect to make such investments? Do investments in loan accumulation facilities and other direct investments constitute part of the Fund's principal strategy? We may have additional comments.

3. The disclosure states that the Fund intends to pay monthly dividends on its Series A Term Preferred Stock at a specified rate. Please include a clarification that the payment of such dividend may be suspended by the Board indefinitely, subject to the requirements of the 1940 Act.

4. It is disclosed that the Series A Term Preferred Stock "will rank senior in right of payment to our common stock and will rank equally in right of payment with any shares of preferred stock that we may issue." Please disclose that the Series A Term Preferred Stock is subordinated to the rights of any senior indebtedness and state the extent to which such indebtedness is currently outstanding.

Prospectus

Prospectus Summary – Eagle Point Credit Company

Page 2

5. It is stated that the Adviser may exercise certain protective rights associated with holding a majority position in a CLO equity tranche. How frequently has the Adviser exercised such rights in the past? Please remove the statement if such rights are exercised only infrequently.

6. The disclosure states that the Fund seeks to "construct a portfolio of CLO securities that is diverse across a number of key categories." Please revise the disclosure in accordance with Comment 1.

7. Under the "Initial Public Offering" subsection, it is stated that the Fund has declared two quarterly distributions on shares of the Fund's common stock at a 12% annualized rate based on the price of the common stock in the initial public offering. Please disclose the extent to which such quarterly distributions included any return of capital.

Prospectus Summary – Eagle Point Credit Management

Page 3

5. In discussing the Senior Investment Team's qualifications, it is stated that members of the team have "collectively" been involved in the CLO market in various roles. In your response, please explain the use of the term "collectively": please indicate which team member held each of the positions that are listed. We may have additional comments.

Prospectus Summary – CLO Overview

Page 4

6. The disclosure states that "in the current market environment, we expect investment opportunities in CLO equity to present more attractive risk adjusted returns than CLO debt." Please explain what aspects of the "current market environment" form the basis for the statement. Furthermore, it is stated that the Fund expects CLO equity to "provide potential protection against rising interest rates after LIBOR has increased above the average LIBOR floor on a CLO's assets." Would a rising interest rate environment result in higher credit risk and default rates for a CLO's asset portfolio because it is comprised of "junk" bonds? If so, would more senior tranches of the CLO require additional collateralization and thus reduce cash flows, and thereby impair the value of, the equity tranches of a CLO? We may have additional comments.

Prospectus Summary – Our Structure

Page 6

7. The structure chart indicates that the Fund invests in two wholly-owned subsidiaries. Please include a description of such subsidiaries and the reason for structuring investments through the subsidiaries. What percent of its total assets is the Fund permitted to invest in each subsidiary and on a combined basis? We may have additional comments.

The Offering – Ranking

8. Please include an additional bullet to state that the Series A Term Preferred Stock is subordinated to the rights of any senior indebtedness. See Comment 4.

Risk Factors

Page 31

9. The subsection titled "Historically Low Interest Rate Environment" should be revised to reflect risks associated with a rising interest rate environment. Please see *IM Guidance Update No. 2014-1*.

Business – CLO Market Opportunity

Page 52

10. The disclosure states that "based on the Adviser's analysis of market data, the Adviser believes that only approximately 4% of U.S. cash flow CLOs issued between 2002 and 2011 will have a negative internal rate of return, or "IRR," whereas nearly half of such CLOs are projected to have IRRs over 15%." To what extent does the Fund invest in CLOs issued in the applicable period? What sources/market data form the basis for the Adviser's belief?

Page 57

11. In the sub-section titled "Leverage Effects", please confirm that the assumption amounts borrowed is representative of the Fund's expected use of leverage.

Page 58

12. In the "Co-Investment with Affiliates" subsection, please include a brief summary of the conditions set forth in the SEC order to which the Fund and its affiliates are subject when making co-investments.

Exhibit N: Consent of Independent Registered Public Accounting Firm

13. Please state the city and state where the consent was issued.

Financial Statements filed on Form N-CSR:

Letter to Shareholders:

14. The Fund discloses the following in the shareholder letter regarding the dividend paid:

"On October 15, 2014, the Company declared an initial dividend of $0.55 per common share for Q4 2014. This represents an approximate 12% yield based on the IPO price of $20 per share. The Company expects to continue a base quarterly dividend of 12% of the IPO price, or $0.60 per common share per quarter, for the foreseeable future given its current portfolio positions, though actual dividend payments are subject to variation from time to time."

In future reports and on the website, please remove the term yield, as 45% of the distribution is expected to be return of capital.

Statement of Assets and Liabilities:

15. Please add a Commitments and Contingencies line item to the Statement of Assets and Liabilities, with a parenthetical reference to the note that discloses unfunded commitments and other commitments and/or contingencies. See Regulation S-X, Article 6-04.15.

Schedule of Investments:

16. Please confirm the $63,734,284 of cash is not in a money market fund or other investment that should be reported on the schedule of investments.

Notes to Financial Statements:

17. Disclose whether or not the Fund had any transfers between Level 1, Level 2 and Level 3 securities during the period.

18. Please disclose the following related to new accounting standards that have been issued but not yet adopted:

    a. A brief description of the new standard, the date that adoption is required, and the date that the registrant plans to adopt, if earlier.

    b. A discussion of the methods of adoption allowed by the standard and the method expected to be utilized by the registrant, if determined.

    c. A discussion of the impact that adoption of the standard is expected to have on the financial statements of the Fund, unless not known or reasonably estimable. In that case, a statement to that effect may be made. If applicable, companies are encouraged to disclose that a standard has been issued and that its adoption will not have a material effect on its financial position or results of operations.

    d. Disclosure of the potential impact of other significant matters that the Fund believes might result from the adoption of the standard (such as technical violations of debt covenant agreements, planned or intended changes in business practices, etc.) is encouraged.

*   *   *   *   *   *

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the Registration Statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Should you have any questions regarding this letter, please contact me at (202) 551-6908.

Sincerely,

/s/ Asen Parachkevov
Attorney Adviser